Exhibit 99.1

Medigus Announces First MUSE™ Procedure for the Treatment of GERD

Performed in Israel at Shaare-Zedek Medical Center

OMER, Israel, December 27, 2017 – Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and an innovator in direct visualization technology, today announced the completion of the first MUSE procedure in Israel. The procedure was performed by Dr. Wengrower, Head, Therapeutic Endoscopy Unit, and his colleagues Dr. Paz and Dr. Livovsky at the Digestive Diseases Institute, Shaare-Zedek Medical Center. Dr. Wengrower reported that the patient who had undergone the procedure felt minimal discomfort during the procedure, and was release from the hospital after two days, with no complications.

The MUSE system is a single-use flexible transoral stapler that merges the latest advancement in microvisual, ultrasonic and surgical stapling. The device comes equipped with an ultrasonic sight and range finder and a micro ScoutCam™ CMOS camera, which enables a single physician to perform an incisionless transoral fundoplication, the procedure intended to treat the anatomical cause of gastroesophageal reflux disease (GERD). As the device requires no incisions, patients generally report greater comfort during the procedure and experience reduced hospital stays by up to 50% over invasive fundoplication procedures.

“With up to twelve and a half percent of the adult Israeli population experiencing GERD symptoms on a weekly basisi, I am excited to help bring the MUSE system to Israel to reduce the need for pharmaceuticals and invasive surgical procedures for the treatment of GERD,” said Dr. Wengrower. “The incision-less procedure reduces surgery time and hospital stays, offering an attractive alternative to current GERD treatments.”

Those who experience symptoms such as heartburn or regurgitation twice a week or more, may be at risk for persistent GERD.

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is the developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com

INVESTOR RELATIONS (Israel):
Iris Lubitch/ Noam Yellin

SmarTeam

972-3-6954333

Iris@Smartteam.co.il
Noam@Smartteam.co.il

i Moshkowitz M, Horowitz N, Halpern Z, Santo E. Gastroesophageal reflux disease symptoms: prevalence, sociodemographics and treatment patterns in the adult Israeli population. World J Gastroenterol. 2011;17(10):1332-1335. doi:10.3748/wjg.v17.i10.1332.